SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 1997 or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from ______ to _______

                        Commission File Number: 0-26994

A. Full title of the plan and address of the plan, if different from that of issuer named below:


         ADVENT SOFTWARE, INC. PROFIT SHARING AND EMPLOYEE SAVINGS PLAN


B: Name of issuer of the securities held pursuant to the plan and address of its principal executive office:


                              ADVENT SOFTWARE, INC.

                         301 Brannan Street, Sixth Floor
                             San Francisco, CA 94107

                              ADVENT SOFTWARE, INC.
                    PROFIT SHARING AND EMPLOYEE SAVINGS PLAN

                            Financial Statements and
                             Additional Information
                           December 31, 1997 and 1996

                              ADVENT SOFTWARE, INC.
                    PROFIT SHARING AND EMPLOYEE SAVINGS PLAN

                            Financial Statements and
                             Supplemental Schedules

                     Years ended December 31, 1997 and 1996



                                Table of Contents

Independent Accountants' Report ..............................................4

Financial Statements:

Statements of Net Assets Available for Plan Benefits .........................5
Statements of Changes in Net Assets Available for Plan Benefits,
   With Fund Information......................................................6
Notes to Financial Statements.................................................7

Supplemental Schedules as of and for the year ended
   December 31, 1997:

Schedule of Assets Held for Investment Purposes..............................13
Schedule of Reportable Transactions..........................................14

To the Participants and
Plan Administrator of the
Advent Software, Inc.
Profit Sharing and Employee Savings Plan

                         INDEPENDENT ACCOUNTANTS' REPORT

         We have audited the statements of net assets available for plan benefits of the Advent Software, Inc. Profit Sharing and Employee Savings Plan (the Plan) as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements and schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

         Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The fund information in the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits for each fund. The supplemental information and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                                       MOHLER, NIXON & WILLIAMS
                                                       Accountancy Corporation
Campbell, California
May 5, 1998

                              ADVENT SOFTWARE, INC.
                    PROFIT SHARING AND EMPLOYEE SAVINGS PLAN

                             SUPPLEMENTAL SCHEDULES

                                DECEMBER 31, 1997




                              ADVENT SOFTWARE, INC.
                    PROFIT SHARING AND EMPLOYEE SAVINGS PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS



                                                                December 31,
                                                       -------------------------
                                                            1997           1996
                                                        ----------    ----------

Investments, at fair value .........................    $6,307,272    $4,144,656
                                                        ----------    ----------

          Assets held for investment purposes ......     6,307,272     4,144,656

Participants' contribution receivable ..............        37,184
Employer's contribution receivable .................       259,803       223,871
                                                        ----------    ----------

          Net assets available for plan benefits ...    $6,604,259    $4,368,527
                                                        ==========    ==========



                     See independent accountants' report and
                   accompanying notes to financial statements.

                             ADVENT SOFTWARE, INC.
                    PROFIT SHARING AND EMPLOYEE SAVINGS PLAN



                 STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
                    FOR PLAN BENEFITS, WITH FUND INFORMATION

                 For the years ended December 31, 1997 and 1996


                                                              Charles Schwab                        Smith Barney
                                        --------------------------------------------------------   ---------------------------

                                                        Vanguard                     Vanguard
                                                        Long-term      Vanguard     World Intl        Employee
                                            Money       Corporate    Index TR 500     Growth           Benefit      Reserve
                                           Market         Bond         Portfolio     Portfolio         Deposit      Deposit
                                            Fund          Fund           Fund          Fund          Account II     Account

                                        -----------    -----------    -----------    -----------    -----------    -----------


Net assets available for plan
   benefits at December 31, 1995 ....   $   144,120    $   274,760    $ 1,129,653    $   843,841    $         0    $         0
                                        -----------    -----------    -----------    -----------    -----------    -----------
Employer's contribution .............        11,390         18,295         75,198         55,557           --             --
Participants' contributions/rollovers        23,147         53,070        318,114        230,321          6,443         46,945
Withdrawals/distributions ...........          (231)       (15,558)       (57,220)       (36,916)       (32,314)          --
Dividends and interest ..............         2,955         13,023         11,825          1,078          2,956           --
Net appreciation (depreciation) in
   fair value of investments ........          --          (27,636)        24,805         51,628           --             --
Administrative fees .................          (833)        (1,933)        (8,544)        (6,316)           (18)          --
Transfers in (out) ..................      (180,548)      (314,021)    (1,493,831)    (1,139,193)       222,009            557
                                        -----------    -----------    -----------    -----------    -----------    -----------
Increase (decrease) in net assets ...      (144,120)      (274,760)    (1,129,653)      (843,841)       199,076         47,502
                                        -----------    -----------    -----------    -----------    -----------    -----------
Net assets available for plan
   benefits at December 31, 1996 ....          --             --             --             --          199,076         47,502
                                        -----------    -----------    -----------    -----------    -----------    -----------
Employer's contribution .............          --             --             --             --           12,273           --
Participants' contributions/rollovers          --             --             --             --           51,067           --
Withdrawals/distributions ...........          --             --             --             --         (102,740)       (33,639)
Dividends and interest ..............          --             --             --             --            3,719           --
Net appreciation in fair value
   of investments ...................          --             --             --             --             --             --
Administrative fees .................          --             --             --             --           (1,967)          --
Transfers in (out) ..................          --             --             --             --           78,849           --
                                        -----------    -----------    -----------    -----------    -----------    -----------
Increase (decrease) in net assets ...          --             --             --             --           41,201        (33,639)
                                        -----------    -----------    -----------    -----------    -----------    -----------
Net assets available for plan
   benefits at December 31, 1997 ....   $      --      $      --      $      --      $      --      $   240,277    $    13,863
                                       ===========    ===========    ===========    ===========     ===========    ===========



                                         Smith Barney (Continued)
                                        --------------------------------------------------------
                                                                                                      Advent            GSA
                                          Government     Value         Small-Cap   International     Software,       Socially
                                          Bond Index    Equity          Equity      Value Equity    Inc. Common     Responsible
                                             Fund       Fund IV         Fund V        Fund IX       Stock Fund         Fund
                                        -----------    -----------    -----------    -----------    -----------    -----------

Net assets available for plan
   benefits at December 31, 1995 ....   $         0    $         0    $         0    $         0    $         0    $         0
                                        -----------    -----------    -----------    -----------    -----------    -----------

Employer's contribution .............          --             --             --             --             --             --
Participants' contributions/rollovers        23,204        180,205        236,056        145,642         10,685         19,072
Withdrawals/distributions ...........        (7,745)        (9,025)       (12,679)       (76,497)        (3,106)        (4,635)
Dividends and interest ..............          --             --             --             --             --             --
Net appreciation (depreciation) in
   fair value of investments ........         5,791        152,230        108,295        129,213         11,524         11,999
Administrative fees .................            (6)           (62)           (43)           (40)          --              (24)
Transfers in (out) ..................       130,350        853,332        927,680        807,107         39,642         94,495
                                        -----------    -----------    -----------    -----------    -----------    -----------
Increase (decrease) in net assets ...       151,594      1,176,680      1,259,309      1,005,425         58,745        120,907
                                        -----------    -----------    -----------    -----------    -----------    -----------
Net assets available for plan
   benefits at December 31, 1996 ....       151,594      1,176,680      1,259,309      1,005,425         58,745        120,907
                                        -----------    -----------    -----------    -----------    -----------    -----------
Employer's contribution .............         8,990         65,852         74,031         55,791           --            6,934
Participants' contributions/rollovers        76,413        521,108        512,671        407,295         41,361         96,391
Withdrawals/distributions ...........        (6,666)       (91,482)      (130,745)       (90,829)          (853)        (9,706)
Dividends and interest ..............          --             --             --             --             --             --
Net appreciation in fair value
   of investments ...................        14,767        350,762        253,806         90,401          1,459         38,285
Administrative fees .................        (2,217)       (21,862)       (21,985)       (18,412)          (483)          (977)
Transfers in (out) ..................       (11,123)       (65,259)         1,743        (38,653)        15,335         16,665
                                        -----------    -----------    -----------    -----------    -----------    -----------
Increase (decrease) in net assets ...        80,164        759,119        689,521        405,593         56,819        147,592
                                        -----------    -----------    -----------    -----------    -----------    -----------
Net assets available for plan
   benefits at December 31, 1997 ....   $   231,758    $ 1,935,799    $ 1,948,830    $ 1,411,018    $   115,564    $   268,499
                                        ===========    ===========    ===========    ===========    ===========    ===========




                                         Participant  Contributions
                                           Loans        Receivable      Total
                                        -----------    -----------   -----------


Net assets available for plan
   benefits at December 31, 1995 ....   $    72,517    $   168,353   $ 2,633,244
                                        -----------    -----------   -----------

Employer's contribution .............          --           55,518       215,958
Participants' contributions/rollovers          --             --       1,292,904
Withdrawals/distributions ...........       (11,519)          --        (267,445)
Dividends and interest ..............        11,999           --          43,836
Net appreciation (depreciation) in
   fair value of investments ........          --             --         467,849
Administrative fees .................          --             --         (17,819)
Transfers in (out) ..................        52,421           --            --
                                        -----------    -----------   -----------
Increase (decrease) in net assets ...        52,901         55,518     1,735,283
                                        -----------    -----------   -----------
Net assets available for plan
   benefits at December 31, 1996 ....       125,418        223,871     4,368,527
                                        -----------    -----------   -----------
Employer's contribution .............          --           35,932       259,803
Participants' contributions/rollovers          --           37,184     1,743,490
Withdrawals/distributions ...........          --             --        (466,660)
Dividends and interest ..............        13,803           --          17,522
Net appreciation in fair value
   of investments ...................          --             --         749,480
Administrative fees .................          --             --         (67,903)
Transfers in (out) ..................         2,443           --            --
                                        -----------    -----------   -----------
Increase (decrease) in net assets ...        16,246         73,116     2,235,732
                                        -----------    -----------   -----------
Net assets available for plan
   benefits at December 31, 1997 ....   $   141,664    $   296,987   $ 6,604,259
                                        ===========    ===========   ===========


                     See independent accountants' report and
                   accompanying notes to financial statements.

                              ADVENT SOFTWARE, INC.
                    PROFIT SHARING AND EMPLOYEE SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 1997 and 1996

Note 1 - The Plan and its significant accounting policies:

         The following description of the Advent Software, Inc. (the Company) Profit Sharing and Employee Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     The Plan is a defined contribution plan that was established in 1988 by the Company to provide benefits to eligible employees. The Plan covers all employees of the Company who are not: 1) otherwise covered by a collective bargaining agreement, 2) employees of affiliated employers who have not adopted the Plan, and 3) independent contractors. Plan entry dates are the first day of the Plan year and the first day of the seventh month of the Plan year.

     During 1996, the Company purchased Data Exchange, Inc. The former eligible employees of Date Exchange, Inc. could elect to contribute in the Plan as of July 1, 1996.

         The Plan administrator intends that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code (Code) and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Administration -

          The Company has appointed an Administrative Committee (the Committee) to manage the day-to-day operation and administration of the Plan. A third-party administrator processes and maintains the records of participant data. The Company had contracted with The Charles Schwab Trust Company (Charles Schwab) to act as the trustee. Effective July 1, 1996, Smith Barney Corporate Trust Company (Smith Barney) was appointed trustee of the Plan. A portion of the expenses incurred for administering the Plan are paid by the Company.

Investments -

         Investments of the Plan are held by Smith Barney and Charles Schwab and invested based solely upon instructions received from participants. During 1996, Company common stock became an investment option.

         The Plan's investment in mutual funds, money market funds and the Company stock fund are valued at fair value as of the last day of the Plan year, as measured by quoted market prices.

Vesting -

         Participants are immediately vested in their salary deferral, employer matching, and rollover contributions and related earnings. Participants vest ratably and are fully vested in the employer's profit sharing contribution allocated to their accounts after six years of credited service. Participants become fully vested upon death, attainment of normal retirement age, disability and separation of service.

Income taxes -

         The Plan has been amended since receiving its latest favorable determination letter dated December 1, 1993. However, the Company intends that the Plan continue to qualify under the applicable requirements of the Code and related state statutes, and remains exempt from federal income and state franchise taxes.

Estimates -

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Risks and uncertainties -

         The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits.

Note 2 - Participation and benefits:

Participant contributions -

         Participants may elect to have the Company contribute a percentage, up to 15%, of their eligible pre-tax compensation up to the amount allowable under the Code. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participant=s direction and are allocated to funds in 1% increments.

         Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant=s direction and the Plan's provisions.

Employer contributions -

         The Company is allowed to make matching contributions as defined in the Plan and as approved by the Board of Directors. In 1997 and 1996, the Company matched 50% of the first $1,000 of the eligible participant's deferrals, up to a maximum of $500. The Plan also allows for a discretionary profit sharing contribution. The Company's actual profit sharing contribution may be increased by certain available forfeitures, if any, during the Plan year. The discretionary contributions for the years ended December 31, 1997 and 1996 were approximately $117,000 and $121,000, respectively.

Participant accounts -

         Each participant's account is credited with the participant's contribution, Plan earnings or losses, and an allocation of the Company's contribution, if any. Allocation of the Company's contributions is based on participant contributions or employee eligible compensation, as defined in the Plan.

Payment of benefits -

         Upon termination, the participant or beneficiary will receive the benefits in a lump-sum amount or in annual, semiannual, quarterly, or monthly installments for a period which shall not extend beyond a participant's, or participant and designated beneficiary's life expectancy. The Plan allows for automatic lump-sum distribution of account balances which do not exceed $3,500.

Loans to participants -

         The Plan allows participants to borrow up to the lesser of $50,000 or 50% of their vested account balances. The loans are secured by the participants' vested balances. Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five year period, unless the loan is used for the purchase of a residence in which case the maximum repayment period may be longer than five years. The specific terms and conditions of such loans are established by the Committee.

Note 3 - Party in interest transactions:

         As allowed by the Plan, participants may elect to invest a portion of their accounts in the common stock of the Company. Aggregate investment in Company common stock at December 31, 1997 and 1996 was as follows:

                 Number of shares           Fair value              Cost
                 ----------------           ----------              ----
1997                     4,174               $115,564            $106,965
1996                     1,934                $58,745             $48,220

Note 4 - Plan termination and/or modification:

         The Company intends to continue the Plan indefinitely for the benefit of its participants and their beneficiaries; however, it reserves the right to terminate and/or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA. In the event the Plan is terminated in the future, participants would become fully vested in their accounts.

Note 5 - Investments:

         The following table includes the fair values of investments and investment funds that represent 5% or more of the Plan's net assets at December 31:

                                                  1997                   1996
                                                  ----                   ----

 Smith Barney:
    Employee Benefit Deposit Account II     $   240,277          $    199,076
    Reserve Deposit Account                      13,863                47,502
    Government Bond Index Fund                  231,758               151,594
    Value Equity Fund IV                      1,935,799             1,176,680
    Small-Cap Equity Fund V                   1,948,830             1,259,309
    International Value Equity Fund IX        1,411,018             1,005,425
 Advent Software, Inc. Common Stock Fund        115,564                58,745
 GSA Socially Responsible Fund                  268,499               120,907
 Participant Loans                              141,664               125,418
                                             ----------            ----------

                                              6,307,272             4,144,656


 Participants' Contribution Receivable          37,184
 Employer's Contribution Receivable            259,803                223,871
                                            ----------             ----------


          Net assets available for
               plan benefits                $6,604,259             $4,368,527
                                            ==========             ==========

ADVENT SOFTWARE, INC.
PROFIT SHARING AND EMPLOYEE SAVINGS PLAN

--------------------------------------------------------------------------------












                              ADVENT SOFTWARE, INC.
                    PROFIT SHARING AND EMPLOYEE SAVINGS PLAN


                             SUPPLEMENTAL SCHEDULES

                                DECEMBER 31, 1997

                              ADVENT SOFTWARE, INC.
                    PROFIT SHARING AND EMPLOYEE SAVINGS PLAN

                                                              E.I.N.: 94-3065325
                                                                     Plan #: 001



                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                               December 31, 1997


  (a)                    (b)                                                     (c)                (d)              (e)
                                                        Description of investment including
              Identity of issue, borrower, lessor,      maturity date, rate of interest,                         Current
                   or similar party                     collateral, par or maturity value          Cost           Value
------    -----------------------------------------     -----------------------------------    ----------     ------------



             Smith Barney Trust Company:
                  Employee Benefit Deposit Account II    Money Market Fund                      $240,277         $240,277
                  Reserve Deposit Account                Cash                                     13,863           13,863
                  Government Bond Index Fund             Mutual Fund                             211,775          231,758
                  Value Equity Fund IV                   Mutual Fund                           1,470,899        1,935,799
                  Small-Cap Equity Fund V                Mutual Fund                           1,602,328        1,948,830
                  International Value Equity Fund IX     Mutual Fund                           1,224,913        1,411,018
             Advent Software, Inc. Common Stock Fund     Common Stock                            106,965          115,564
             GSA Socially Responsible Fund               Mutual Fund                             220,095          268,499
 *           Participant loans (8% to 11%)               Loan Fund                                  --            141,664

                                                                                                              -----------
             Total assets held for investment
                  purposes                                                                                     $6,307,272
                                                                                                              ===========

 *           Parties-in-interest

                             ADVENT SOFTWARE, INC.
                    PROFIT SHARING AND EMPLOYEE SAVINGS PLAN
                                                              E.I.N.: 94-3065325
                                                                     Plan #: 001

                       SCHEDULE OF REPORTABLE TRANSACTIONS

                      For the year ended December 31, 1997


                            (a)                        (b)                (c)          (d)        (g)           (h)          (i)
                                                  Description of                                              Current
                                                  asset (including                                            value of
                                                  interest rate                                               asset on
                                                  and maturity in     Purchase       Selling     Cost of     transaction  Net gain
       Identity of party involved                  case of a loan)      price         price       asset        date       or (loss)
-----------------------------------------------   -----------------   ----------   ----------   ----------   ----------   ---------
Smith Barney Trust Company:
   Reserve Deposit Account                            Cash            $2,054,404                $2,054,404   $2,054,404   $   -
   Reserve Deposit Account                            Cash                         $2,088,042    2,088,042    2,088,042       -
   Small Cap Equity Fund V                         Mutual Fund           621,987                   621,987      621,987       -
   Small Cap Equity Fund V                         Mutual Fund                        190,737      166,260      190,737     24,477
   Value Equity Fund IV                            Mutual Fund           625,045                   625,045      625,045       -
   Value Equity Fund IV                            Mutual Fund                        221,149      175,648      221,149     45,501
   Int'l Value Equity Fund IX                      Mutual Fund           499,292                   499,292      499,292       -
   Int'l Value Equity Fund IX                      Mutual Fund                        186,795      152,301      186,795     34,494
   Emp Benefit Deposit Acct II                    Money Market Fund      191,564                   191,564      191,564       -
   Emp Benefit Deposit Acct II                    Money Market Fund                   151,272      151,272      151,272       -
GSA Socially Responsible Fund                      Mutual Fund           121,923                   121,923      121,923       -
GSA Socially Responsible Fund                      Mutual Fund                         12,765       10,735       12,765      2,030



ADVENT SOFTWARE, INC.
PROFIT SHARING AND EMPLOYEE SAVINGS PLAN

--------------------------------------------------------------------------------

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Advent Software, Inc. Profit Sharing and Employee Savings Plan) have duly caused this annual report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.


                                                    ADVENT SOFTWARE, INC. PROFIT
                                               SHARING AND EMPLOYEE SAVINGS PLAN


Dated: June 30, 1998                               By: /S/ IRV H. LICHTENWALD
                                                      --------------------------
                                                             Irv H. Lichtenwald,
                                                    Title: on behalf of the Plan
                                       Adminstrator of the Advent Software, Inc.
                                        Profit Sharing and Employee Savings Plan

ADVENT SOFTWARE, INC.
PROFIT SHARING AND EMPLOYEE SAVINGS PLAN

--------------------------------------------------------------------------------


                                                                   EXHIBIT INDEX







EXHIBIT                                                     PAGE
NUMBER                                                      NUMBER
------                                                      ------
 23.1     Consent of Independent Accountants                 17

ADVENT SOFTWARE, INC.
PROFIT SHARING AND EMPLOYEE SAVINGS PLAN

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                                                                    EXHIBIT 23.1


                       CONSENT OF INDEPENDENT ACCOUNTANTS



     We consent to the incorporation by reference in the Registration Statement of Advent Software, Inc. on Form S-8 of our report dated May 5, 1998, with respect to the financial statements and schedules of the Advent Software, Inc. Profit Sharing and Employee Savings Plan included in the Annual Report for the Plan for the plan years ended December 31, 1997 and 1996, as filed on Form 11-K with the Securities and Exchange Commission. We also consent to the use of our name on our report, dated May 5, 1998, with respect to the financial statements and schedules of the Advent Software, Inc. Profit Sharing and Employee Savings Plan for the years ended December 31, 1997 and 1996, included in the Annual Report on Form 11-K which is filed electronically with the Securities and Exchange Commission.





Campbell, California                                    MOHLER, NIXON & WILLIAMS
May 5, 1998                                              Accountancy Corporation





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